Mail Stop 4561
Via fax: 402-778-2567

June 24, 2009

Philip G. Heasley
Chief Executive Officer
120 Broadway
Suite 2250
New York, NY 10271

      Re: ACI Worldwide, Inc.
               Form 10-K for the Year Ended December 31, 2008
               Filed on March 4, 2009
               Form 10-Q for the Quarter Ended March 31, 2009
               Filed on May 8, 2009
               File No. 000-25346

Dear Mr. Heasley:

      We have reviewed your response letter dated June 1, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2009.

Form 10-K for the Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 55

1.   We note your response to our prior comment 3 and your explanation as to why the Company believes that the material weakness identified in the Asia Pacific region

was not indicative of material weaknesses in the Company's other regions (i.e. the Americas and EMEA). However, it is still unclear how, given the nature of the weaknesses identified in the Company's Asia Pacific region, you concluded that such weaknesses impacted only the Company's revenue recognition and how you determined that there was not at least a reasonable possibility that a material misstatement to other areas of the Company's financial statements (within this region) would not be prevented or detected in a timely manner. By "other areas of the Company's financial statements" we are referring to other areas of accounting and <u>not</u> other regions in which the Company conducts its business.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 69

2.   We note your response to our prior comment 9 where you indicate that consistent pricing means that substantially all of the identified separate sales fall within a reasonable range of prices. Please tell us in quantified terms what you mean by "substantially all" and what the Company considers to be a "reasonable range of prices" for both modification and installation services.

Form 10-Q for the Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 37

3.   We note your response to our prior comment 13 where you indicate that the Company's CEO and CFO concluded that your disclosure controls and procedures were not effective as of March 31, 2009. Please amend the March 31, 2009 Form 10-Q to clearly indicate your officer's conclusions as to the effectiveness of the Company's disclosures controls and procedures pursuant to Item 307 of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief